Exhibit 99.3

POTASH CORPORATION OF SASKATCHEWAN INC.

PCS POTASH, ALLAN DIVISION

NATIONAL INSTRUMENT 43-101 TECHNICAL REPORT ON

ALLAN POTASH DEPOSIT (KL 112R A),

SASKATCHEWAN, CANADA

DECEMBER 31, 2017

POTASH CORPORATION OF SASKATCHEWAN INC.

PCS POTASH, TECHNICAL SERVICES, EARTH SCIENCE

500 – 122 FIRST AVENUE SOUTH

SASKATOON, SASKATCHEWAN, CANADA

S7K 7G3

QUALIFIED PERSON: MARK FRACCHIA, P. ENG.

DATE AND SIGNATURE PAGE

The scientific and technical information included in this report has been prepared under the supervision of persons who are ‘‘qualified persons’’ under Canadian National Instrument 43-101. Mark Fracchia, P. Eng. is the qualified person who supervised the preparation of the information presented in this report and who verified the data disclosed herein.

/s/ “Mark Fracchia”

Signature	Mark Fracchia, P. Eng.
President, PCS Potash
Potash Corporation of Saskatchewan Inc.

Date	December 31, 2017

AUTHOR PAGE

The scientific and technical information included in this report has been prepared by, or under the supervision of, persons who are ‘‘qualified persons’’ under Canadian National Instrument 43-101.

Mark Fracchia, B. Sc., P. Eng. (APEGS Member # 04771)

–	President, PCS Potash, PotashCorp
–	B. Sc. (Chemical Engineering), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1978
–	with PotashCorp since 1984

is the qualified person who supervised the preparation of all information presented in this report and who verified the data disclosed herein.

The team of persons who conducted the majority of the work presented in this report consists of:

Jodi Derkach, B. Sc., Cert. GIS, P.Geo. (APEGS Member # 14897)

–	Senior Geologist, Earth Science, PotashCorp Technical Services
–	B. Sc. (Geology), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 2007
–	Geographic Information Science for Resource Management Certificate, Saskatchewan Polytechnic, Prince Albert, Saskatchewan, Canada, 2010
–	with PotashCorp since 2010

Craig Funk, B. Sc., M.Sc., P. Eng., P.Geo. (APEGS Member # 16034)

–	Director, Earth Science, PotashCorp Technical Services
–	B. Sc. (Geological Engineering – Geophysics), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1989
–	M. Sc. (Geophysics), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1992
–	with PotashCorp since 2008

Lisa MacKenzie, Cert. GIS

–	Mine Technician (GIS), Earth Science, PotashCorp Technical Services
–	Geographic Information Science for Resource Management Certificate, Saskatchewan Polytechnic, Prince Albert, Saskatchewan, Canada, 2012
–	with PotashCorp since 2012

Arnfinn Prugger, Ph. D., P. Geo. (APEGS Member # 09700)

–	Vice President Technical Services, PotashCorp
–	B. Sc. (Geological Engineering – Geophysics), Queen’s University, Kingston, Ontario, Canada, 1982

–	M. Sc. (Geophysics), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1985
–	Ph. D. (Geophysics), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1994
–	with PotashCorp since 1990

TABLE OF CONTENTS

DATE AND SIGNATURE PAGE		2

AUTHOR PAGE		3

TABLE OF CONTENTS		5

LIST OF FIGURES		7

LIST OF TABLES		9

1.0	SUMMARY	10

2.0	INTRODUCTION	14

3.0	RELIANCE ON OTHER EXPERTS	14

4.0	PROPERTY DESCRIPTION AND LOCATION	15

4.1	GENERAL	15

4.2	MINERAL RIGHTS	18

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	20

6.0	HISTORY	22

7.0	GEOLOGICAL SETTING AND MINERALIZATION	22

8.0	DEPOSIT TYPE	27

9.0	EXPLORATION	28

10.0	DRILLING	34

11.0	SAMPLING METHOD AND APPROACH	38

11.1	BASIC APPROACH	38

11.2	MEAN POTASH MINERAL GRADE FROM IN-MINE SAMPLES	40

11.3	POTASH ORE-DENSITY FROM IN-MINE MINERAL-GRADE MEASUREMENTS	41

12.0	DATA VERIFICATION	44

12.1	ASSAY DATA	44

12.2	EXPLORATION DATA	44

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING	45

14.0	MINERAL RESOURCE ESTIMATES	46

14.1	DEFINITIONS OF MINERAL RESOURCE	46

14.2	ALLAN DIVISION POTASH RESOURCE CALCULATIONS	47

15.0	MINERAL RESERVE ESTIMATES	50

15.1	DEFINITIONS OF MINERAL RESERVE	50

15.2	ALLAN DIVISION POTASH RESERVE CALCULATIONS	50

16.0	MINING METHOD	53

16.1	MINING OPERATIONS	53

16.2	RISKS TO POTASH MINING OPERATIONS, WITH EMPHASIS ON WATER INFLOWS	57

17.0	RECOVERY METHODS	57

18.0	PROJECT INFRASTRUCTURE	59

19.0	MARKET STUDIES AND CONTRACTS	59

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	64

21.0	CAPITAL AND OPERATING COSTS	65

22.0	ECONOMIC ANALYSIS	66

22.1	FUNDAMENTALS	66

22.2	TAXES	67

23.0	ADJACENT PROPERTIES	68

24.0	OTHER RELEVANT DATA AND INFORMATION	70

25.0	INTERPRETATION AND CONCLUSIONS	70

26.0	RECOMMENDATIONS	70

27.0	REFERENCES	71

LIST OF FIGURES

Figure 1: Aerial photo of PotashCorp Allan surface operations, fall, 2012.	10

Figure 2: Actual finished potash products production from the Allan mine over the past 10 years (in million tonnes per year).	12

Figure 3: Map showing location of Canadian PotashCorp Divisions, including Allan.	15

Figure 4: Map showing location of PotashCorp Allan Division (red arrow) relative to Saskatchewan potash mineralization (pink). PotashCorp Crown Subsurface Mineral Leases in the province are in green and other companies’ Crown Subsurface Mineral Leases are in purple (Saskatchewan Geological Atlas, 2017).	17

Figure 5: Map showing Allan Crown Lease KL 112R A (blue), Unit Area #1 (green), and Unit Area #2 (orange).	19

Figure 6: Map showing infrastructure (City of Saskatoon, towns, rivers, roads, and railways) near PotashCorp Allan Division. Surface location of mine is marked with a red arrow	21

Figure 7: Thickness of the Prairie Evaporite Formation and area of potash distribution within these salts (from Fuzesy, 1982).	23

Figure 8: Diagrammatic vertical section showing basic layered-Earth stratigraphy in a typical Saskatchewan potash region (from Fuzesy, 1982).	24

Figure 9: Diagrammatic vertical section showing basic stratigraphy of the Prairie Evaporite Formation in the Saskatoon area (from Fuzesy, 1982)	26

Figure 10: Schematic cross-section across southern Saskatchewan of the Prairie Evaporite Formation showing relative position of potash members. At Allan, potash is mined from the Patience Lake Member, labeled “PLM” (from Fuzesy, 1982).	27

Figure 11: Potash exploration at Allan (2D & 3D surface seismic and potash wells).	29

Figure 12: Air photo showing the PotashCorp Allan Potash Mine surface operations and Tailings Management Area.	30

Figure 13: Seismic section from the Allan 2004 3D seismic data volume showing relative rock velocities of fast (red), slow (blue) and in between (white/pink). Vertical exaggeration is 2X. Sea level (SL) is marked in metres and major geological units are labeled.	32

Figure 14: Detail of seismic section from the Allan 3D seismic data volume (see text for explanation). Actual mine room reflection is marked in yellow. Ground surface is at approximately +500 m above Sea Level	33

Figure 15: Stratigraphic section of Allan drillhole 5-22A-34-01 W3 showing local nomenclature for potash zones and approximate position of prominent clay seams (modified from Robertson 1978).	35

Figure 16: Typical stratigraphic section correlated with composite photos covering the A Zone production interval.	36

Figure 17: Potash assay plot for Allan well 09-27-034-01 W3 indicating the best 3.35 m (11’) mining interval.	38

Figure 18: Histogram of potash ore grade from 6,719 Allan in-mine grade samples (data from 1968 through to end of October 2017).	40

Figure 19: Map showing Allan Mineral Resource with mine workings to December 2017.	49

Figure 20: Map showing Allan Mineral Reserve with mine workings to December 2017.	52

Figure 21: Typical stratigraphic section correlated with composite photos covering both the Patience Lake Member and the Esterhazy Member potash production intervals. At Allan, mining takes place in the Upper Patience Lake Member (A Zone).	54

Figure 22: Actual mining, production and concentration ratio for the Allan mine over the past 10 years.	56

Figure 23: Simplified flow diagram for potash flotation and crystallization milling methods used at Allan.	58

Figure 24: Allan mill recovery rate over the past 10 years.	59

Figure 25: PotashCorp potash sales, 2007 to 2016 in million tonnes / year (from PotashCorp Online Financial Reports).	61

Figure 26: PotashCorp potash net sales, 2007 to 2016 in million US$ / year (from PotashCorp Online Financial Reports).	61

Figure 27: World potash production and demand for 2016 (from PotashCorp Online Reports).	62

Figure 28: World potash shipments and consumption, 2004 to 2016 (from PotashCorp Online Reports).	63

Figure 29: Historic annual average realized potash price in US$ / tonne (from PotashCorp Online Reports).	67

Figure 30: Potash properties adjacent to PotashCorp Allan.	69

LIST OF TABLES

Table 1: Potash Mineral Resources and Reserves for Allan Division, as of December 31, 2017.	13

Table 2: Potash ore grade measured on historic drill core assays for a 3.35 m (11’) mining height in the Allan A Zone (production zone).	37

Table 3: Values for potash assay plot in Figure 17.	39

Table 4: Primary Potash Market Profile	62

1.0	SUMMARY

Potash Corporation of Saskatchewan Inc. (PCS, PotashCorp, or the Company) is the world’s largest integrated fertilizer and related industrial and feed products company. We produce the three primary plant nutrients: potash, phosphate and nitrogen. Our products serve customers on six continents. Our head office is in Saskatoon, Saskatchewan, Canada. We also have a corporate office in Northbrook, Illinois and production facilities in Canada, the United States and Trinidad.

PotashCorp is a Canadian corporation organized under the Canada Business Corporations Act. On September 11, 2016, the Company entered into an Arrangement Agreement with Agrium Inc. (Agrium) pursuant to which the Company and Agrium have agreed to combine their businesses (the Proposed Transaction) in a merger of equals transaction to be implemented by way of a plan of arrangement under the Canada Business Corporations Act. Upon the closing of the Proposed Transaction, the new parent company will be named Nutrien Ltd. (Nutrien). The Proposed Transaction is subject to customary closing conditions.

PotashCorp owns and operates a potash mine at Allan, Saskatchewan, Canada (PCS Potash Allan Division, or Allan mine). An aerial view of the Allan surface operations is shown in Figure 1. The Allan Crown Subsurface Mineral Lease is numbered KL 112R A, and was expanded in October 2017. Production of potash from the Allan mine began in 1968.

Figure 1: Aerial photo of PotashCorp Allan surface operations, fall, 2012.

As of December 31, 2017, annual nameplate capacity for Allan was 4.0 million tonnes and current annual operational capability is 2.6 million tonnes of finished potash products (concentrated KCl). Estimates of nameplate capacity are based on capacity as per design specifications or Canpotex entitlements once these have been determined. Operational capability is the estimated annual achievable production level at current staffing and operational readiness (estimated at beginning of year), not including any inventory-related shutdowns and unplanned downtime.

While the term potash refers to a wide variety of potassium bearing minerals, in the Allan region of Saskatchewan, the predominant potash mineralization is sylvinite, which is comprised mainly of the minerals sylvite (KCl / potassium-salt) and halite (NaCl / rock salt), with minor amounts water insolubles. Carnallite (KCl · MgCl2 · 6H2O) occurs only in trace amounts at Allan. Potash fertilizer is concentrated, nearly pure KCl (i.e. greater than 95% pure KCl), but ore grade is traditionally reported on a % K2O equivalent basis. The “% K2O equivalent” gives a standard measurement of the nutrient value of different potassium-bearing rocks and minerals. To convert from % K2O equivalent tonnes to actual KCl tonnes, multiply by 1.58.

The Allan mine is a conventional underground mining operation whereby continuous mining machines are used to excavate the potash ore by the stress-relief mining method, with continuous conveyor belt transport of ore from the mining face to the bottom of the production shaft. In addition to hoisting potash ore to surface, the production shaft also provides ventilation to underground workings; a second shaft from surface is used for service access, ventilation and second egress. Raw potash ore is processed and concentrated on surface, and concentrated finished potash products (near-pure KCl) are sold and shipped to markets in North America and offshore.

Virtually all Allan underground mining rooms are in the potash mineralized zone situated approximately 12 – 14 m below the top of the host evaporite salt, the Prairie Evaporite Formation. More specifically, the Allan mine is located within the Patience Lake Member of Prairie Evaporite Formation. In this Member, there are two potash seams named A Zone and B Zone; at present, only the A Zone is being mined at Allan. Depth to the top of the main mineralized zone (the A Zone) varies between 990 m and 1030 m, averaging approximately 1000 m over most of the mining and exploration area. Mine workings are protected from aquifers in overlying formations by overlying salt and potash beds which overlie the mineralized zone. Conservative local extraction rates (never exceeding 45% in any mining block) are employed at Allan to minimize potential detrimental effects of mining on overlying strata; this is common practice in flat-lying, tabular ore bodies overlain by water-bearing layers.

Part of the normal surface infrastructure associated with operating the potash mine in Saskatchewan includes waste disposal on the land and disposal of salt brine into deep subsurface aquifers. PotashCorp stows salt tailings within an engineered and licensed Tailings Management Area (TMA) and operates two brine disposal wells near the surface plant of the Allan mine.

Over the 49-year mine life, 143.692 million tonnes of potash ore have been mined and hoisted at Allan to produce 50.539 million tonnes of finished potash products (from startup in 1968 to December 31, 2017). The life-of-mine average concentration ratio (raw-ore / MOP-product) is

2.84 and the overall extraction rate over this time period is 33%. Actual production of finished potash products at Allan for the last 10 years is shown in Figure 2.

Figure 2: Actual finished potash products production from the Allan mine over the past 10 years (in million tonnes per year).

Over the past three years (2015, 2016, 2017), actual potash production at Allan has totaled:

–	18.800 million tonnes of ore mined and hoisted (6.267 million tonnes per year, on average)
–	6.590 million tonnes of concentrated finished potash products produced (2.197 million tonnes per year, on average)
–	Average ore grade was 25.1% K20 equivalent
–	Concentration ratio (ore mined / potash produced) was 2.85

The Canadian Institute of Mining and Metallurgy and Petroleum (CIM) has defined Mineral Resources and Reserves in The CIM Definition Standards for Mineral Resources and Reserves (2014). Based on these guidelines, all mineral rights owned or leased by PotashCorp at Allan Division can be assigned to Mineral Resource categories (Inferred, Indicated, and Measured) and Mineral Reserve categories (Probable and Proven). Mineral Resources (reported as in-place tonnes) and Mineral Reserves (reported as recoverable ore tonnes) for Allan as of December 31, 2017 are outlined in Table 1. Mineral Resources reported are exclusive of Mineral Reserves.

Table 1: Potash Mineral Resources and Reserves for Allan Division, as of December 31, 2017.

Proven Mineral Reserve (millions of tonnes recoverable ore)	79
Probable Mineral Reserve (millions of tonnes recoverable ore)	257
Total Mineral Reserve (millions of tonnes recoverable ore)	336
Average % K2O grade (from in-mine samples)	24.8%
Years of Remaining Mine Life	54

Measured Mineral Resource - A Zone (millions of tonnes in-place)	967
Measured Mineral Resource - B Zone (millions of tonnes in-place)	1,459
Indicated Mineral Resource - A Zone (millions of tonnes in-place)	423
Indicated Mineral Resource - B Zone (millions of tonnes in-place)	429
Inferred Mineral Resource - A Zone (millions of tonnes in-place)	2,686
Inferred Mineral Resource - B Zone (millions of tonnes in-place)	2,723

The average mineral grade of the Allan A Zone Mineral Resource and Mineral Reserve is 24.8% K20 equivalent, and was determined from 6,719 in-mine samples at Allan. The average mineral grade of the Allan B Zone Mineral Resource is 20.4% K20 equivalent, and was determined from 18,585 in-mine samples at Lanigan mine where the B Zone has been extensively mined.

Potash production in any given year at the Allan potash mine is a function of many variables, so actual production in any given year can vary dramatically from tonnages produced in previous years. The Mineral Reserve tonnage and historic average production are used to estimate remaining mine life. If the average mining rate seen over the past three years (6.267 million tonnes of potash ore mined and hoisted per year) is sustained, and if Mineral Reserves remain unchanged, then the Allan mine life is 54 years from December 31, 2017.

The mining of potash is a capital-intensive business subject to the normal risks and capital expenditure requirements associated with mining operations. The production and processing of ore may be subject to delays and costs resulting from mechanical failures and such hazards as: unusual or unexpected geological conditions, subsidence, water inflows of varying degree, and other situations associated with any potash mining operation.

2.0	INTRODUCTION

The purpose of this document is to give a formal reporting of potash Mineral Resource and Reserve for PCS Potash Allan Division, and to provide a description of the method used to compute Mineral Resource and Reserve tonnages. Sources of geological and geotechnical information analyzed from this study include:

–	Publicly available geological maps, reports, and publications (listed in Section 27.0)
–	Internal reports on historic exploration drillholes
–	Hydrogeological analysis conducted in historic exploration drillholes
–	Geological studies conducted at the Allan mine over the past 49 years
–	In-mine geophysical studies conducted at the Allan mine over the past 49 years
–	Geotechnical studies conducted for the Allan mine over the past 49 years
–	2D surface seismic exploration data (approximately 248 linear km collected to date)
–	3D surface seismic exploration data (an area covering approximately 363 km2 to date)

All data and reports are archived at PotashCorp corporate offices in Saskatoon and at the Allan minesite. In addition, drillhole data (well-log data, drilling reports, drill-stem test results, etc.) are archived with the Saskatchewan Ministry of the Economy, Integrated Resource Information System (IRIS), and surface seismic data (shot records and stack) are archived through an offsite commercial data storage service.

All geological and geophysical data and information presented in this report were personally reviewed and inspected by PotashCorp technical staff under the supervision of Mark Fracchia (P. Eng., Chemical Engineer, President, PCS Potash). All historic mining and mineral rights data and information presented in this report were personally reviewed and inspected by Lisa MacKenzie (GIS Cert.) and Jodi Derkach (GIS Cert., P. Geo.). Jodi Derkach (GIS Cert., P. Geo.) and Tanner Soroka (P. Geo.) conducted or were involved with geological studies and investigations at Allan, and Craig Funk (P. Eng., P. Geo.) and Arnfinn Prugger (P. Geo.) conducted or were involved with geophysical studies and investigations at Allan. Each of these staff visits the Allan potash minesite numerous times every year. Additionally, geological and geophysical data and information pertaining to the Allan mine are regularly presented to and discussed with technical and engineering staff from the Allan minesite.

3.0	RELIANCE ON OTHER EXPERTS

Responsibility for the accuracy of the technical data presented in this report is assumed by the authors. Outside experts were not used in the preparation of this report.

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	GENERAL

The Allan mine is located in central Saskatchewan, approximately 45 kilometers east of the city of Saskatoon, Saskatchewan. The general location is shown on the map in Figure 3.

Figure 3: Map showing location of Canadian PotashCorp Divisions, including Allan.

More precisely, the Allan Shaft #2 collar is located at:

–	Latitude:	51 degrees 55 minutes 55.56 seconds North
–	Longitude:	106 degrees 04 minutes 18.84 seconds West
–	Elevation:	524.26 metres above mean sea level (SL)

–	Northing:	5,754,028.978 m
–	Easting:	426,303.225 m
–	Elevation:	524.26 metres above mean sea level (SL)
–	Projection:	UTM
–	Datum:	NAD83
–	Zone:	13

The Legal Description (Saskatchewan Township / Range) of the Allan surface plant is Section 22 Township 34 Range 01 West of 3rd Meridian.

PotashCorp owns approximately 3,212 hectares (7,938 acres) of surface rights required for current Allan mine operations, including all areas covered by the existing surface plant and Tailings Management Area, and all surface lands required for anticipated future Allan mine and expanded milling operations.

All permits and approvals required for the operation of a potash mine in Saskatchewan are in place at Allan.

Figure 4 is a more detailed map showing the location of Allan Division relative to the potash deposits in Saskatchewan.

Figure 4: Map showing location of PotashCorp Allan Division (red arrow) relative to Saskatchewan potash mineralization (pink). PotashCorp Crown Subsurface Mineral Leases in the province are in green and other companies’ Crown Subsurface Mineral Leases are in purple (Saskatchewan Geological Atlas, 2017).

4.2	MINERAL RIGHTS

Mineral rights at Allan are mined pursuant to mining leases with the Province of Saskatchewan, Canada (the Crown), and with non-Crown (Freehold) mineral rights owners. Crown mineral rights are governed by The Subsurface Mineral Tenure Regulations, 2015, and Crown Leases are approved and issued by the Ministry of the Economy. The original Allan Crown Subsurface Mineral Lease, numbered KL 112, was signed and executed in September 1962. In the following years, minor amendments were made to the Lease, resulting in Crown Subsurface Mineral Lease KL 112R. In October 2017, a large area of land totaling 20,784 hectares (51,359 acres) was added to the Lease resulting in Crown Subsurface Mineral Lease KL 112R A.

KL 112R A covers an area of approximately 75,112 hectares (185,605 acres), as shown in Figure 5. At Allan, PotashCorp has leased potash mineral rights for 45,484 hectares (112,393 acres) of Crown Land and owns or has leased approximately 17,932 hectares (44,311 acres) of Freehold Land within the lease boundary. The Allan Crown Lease term is for a period of 21 years from September 2004, with renewals (at the Company’s option) for 21 year periods. Freehold Lands also remain under lease providing, generally, that production is continuing and that there is a continuation of the Crown Lease.

Within the Allan Crown Lease area, 19,183 hectares (47,403 acres) are mined pursuant to Unitization Agreements with all mineral rights holders (Crown and Freehold) within two Unitized Areas shown in Figure 5. Allan Unit Area #1 includes 9,888 hectares (24,343 acres), while Allan Unit Area #2 includes 9,295 hectares (22,969 acres).

When underground workings of a potash mine are designed, there are inevitably regions that are mined with higher mining extraction (e.g. production panels) and other regions where mining extraction is lower (e.g. conveyor-belt development rooms). To treat mineral rights holders in both low extraction and high extraction areas fairly, and to promote good mining practices, a Unitization Agreement is the preferred method for determining royalty payouts. Under a Unitization Agreement, each mineral rights holder is paid a royalty based on their proportional share of the entire Unit Area regardless of whether or not their lands are actually mined. For example, if one mineral rights holder owns rights to 4,000 hectares within a 40,000 hectare Unit Area, they would be paid 10% of the total monthly royalty payout from that Unit Area.

Figure 5: Map showing Allan Crown Lease KL 112R A (blue), Unit Area #1 (green), and Unit Area #2 (orange).

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Allan mine surface facilities are accessed by an existing paved road that is part of the Saskatchewan Provincial Highway System. All potash product is shipped by rail over existing track. Location of the Allan Potash Division with respect to the features described in this section (major road and rail infrastructure, as well as nearby river systems) is shown in Figure 6.

The Allan mine is served by a number of villages within 50 kilometres of the minesite. The nearest city is Saskatoon (45 km distant).

Allan is situated near the northern extent of the Great Plains of North America. Topography is relatively flat, with gently rolling hills and occasional valleys. There are no rivers or other major watercourse channels near the Allan minesite. Climate at the Allan mine is typical for an in-land prairie location at latitude 52º North (often characterized as “mid-latitude steppe” climate).

Part of the normal surface infrastructure associated with operating the potash mine in Saskatchewan includes waste disposal on the land and disposal of salt brine into deep subsurface aquifers. Facilities to carry out all aspects of these tasks are in place at Allan (see Section 20.0).

Figure 6: Map showing infrastructure (City of Saskatoon, towns, rivers, roads, and railways) near PotashCorp Allan Division. Surface location of mine is marked with a red arrow.

6.0	HISTORY

Ten potash mines were brought into production in Saskatchewan in the period 1962 through 1970. With nearly 50 years of production history, most potash mines have contracted or expanded production in response to the demand for potash. No new mines had been commissioned until 2017, when a solution mine and production facility near Moose Jaw, Saskatchewan began production. At present, eight of the eleven operating mines are conventional underground mines, and three operate using solution mining methods.

Exploration drilling for potash in the Allan area was carried out in the 1950s and 1960s. The Allan mine was built by a consortium of companies (U. S. Borax, Homestake Potash Company, and Swift Canadian Company) in the 1960s. Potash production began at Allan in April 1968 and the mine has run on a continuous basis since then (other than short-term shutdowns taken for inventory management purposes or occasional plant maintenance and construction work).

Potash Corporation of Saskatchewan Inc. acquired a 60% ownership of the Allan mine in 1978 (through purchase of the U. S. Borax and Swift Canadian interests), and became the operator of the mine in 1981. In 1990, PotashCorp purchased the remaining 40% interest.

Both flotation and crystallization methods are used at Allan to produce granular, standard, and suspension-grade potash products. Debottlenecking and compaction expansion projects were completed at Allan during two phases of construction in 2005 and 2007. A major refurbishment and expansion of the Allan mine was completed in 2013, increasing nameplate capacity to 4.0 million tonnes of finished potash products per year.

7.0	GEOLOGICAL SETTING AND MINERALIZATION

Much of southern Saskatchewan is underlain by the Prairie Evaporite Formation, a layered sequence of salts and anhydrite which contains the Western world’s largest deposits of potash. The potash extracted from the predominantly sylvinite ore has its main use as a fertilizer. A map showing the extent of the potash deposits in Saskatchewan is shown in Figure 7.

Figure 7: Thickness of the Prairie Evaporite Formation and area of potash distribution within these salts (from Fuzesy, 1982).

The 100 – 200 m thick Prairie Evaporite Formation is overlain by approximately 500 m of Devonian carbonates, followed by 100 m of Cretaceous sandstone, and 400 m of Cretaceous shales and Pleistocene glacial tills to surface; it is underlain by Devonian carbonates (Fuzesy, 1982). The Phanerozoic stratigraphy of Saskatchewan is remarkable in that units are flat-lying and relatively undisturbed over very large areas. A geological section representing Saskatchewan stratigraphy is shown in Figure 8. A geological section representing the Prairie Evaporite Formation stratigraphy in the Saskatoon area is shown in Figure 9.

Figure 8: Diagrammatic vertical section showing basic layered-Earth stratigraphy in a typical Saskatchewan potash region (from Fuzesy, 1982).

Potash mineralization in this region of Saskatchewan is predominantly sylvinite, which is comprised mainly of the minerals sylvite (KCl) and halite or rock salt (NaCl), with minor carnallite (KCl · MgCl2 · 6H2O) and water insolubles. Potash fertilizer is concentrated, nearly pure KCl (i.e. greater than 95% pure KCl), but ore grade is traditionally reported on a % K2O equivalent basis. The “% K2O equivalent” gives a standard measurement of the nutrient value of different potassium-bearing rocks and minerals. To convert from % K2O equivalent tonnes to actual KCl tonnes, multiply by 1.58.

Over the past three years (2015, 2016, 2017), the average, measured potash ore grade of the mill feed at Allan was 25.1% K20 equivalent. The average ore grade reported from 17 historic surface drillhole intersections, all within Allan Subsurface Mineral Lease KL 112R A, is 26.6% K20 equivalent. The average ore grade observed from 6,719 in-mine samples taken over 49 years of mining (to the end of October 2017) is 24.8% K20 equivalent (discussed further in Section 11.2).

Figure 9: Diagrammatic vertical section showing basic stratigraphy of the Prairie Evaporite Formation in the Saskatoon area (from Fuzesy, 1982).

8.0	DEPOSIT TYPE

There are three mineable potash members within the Prairie Evaporite Formation of Saskatchewan. Stratigraphically highest to lowest, these members are: Patience Lake, Belle Plaine, and Esterhazy. A geological section showing potash members that occur in Saskatchewan is shown in Figure 10.

The Allan potash deposit lies within the Patience Lake Member of Prairie Evaporite Formation. There are two potash seams named A Zone and B Zone within this Member; at present, only the A Zone is being mined at Allan. Some test mining has been carried out in the B Zone, but no mining is done in this layer at present. Neither the Esterhazy nor the White Bear Potash Members are present in the Allan area. The Belle Plaine Potash Member is not well-developed, and therefore is not mined.

Allan potash mineralization occurs at about 1000 metres depth below surface. The A Zone is approximately 3.35 metres thick and occurs near the top of the Prairie Evaporite Formation salts. Salt cover from the ore zone to overlying units is approximately 12 – 14 metres. The Allan mine operates as a conventional, underground potash mine.

Figure 10: Schematic cross-section across southern Saskatchewan of the Prairie Evaporite Formation showing relative position of potash members. At Allan, potash is mined from the Patience Lake Member, labeled “PLM” (from Fuzesy, 1982).

9.0	EXPLORATION

Before the Allan mine was established in 1968, all exploration consisted of drilling from surface and analysis of core from these drillholes; drilling results are discussed in Section 10.0. Since mining began in 1968, there has been just one exploration drillhole; this drillhole was completed in 1969. A map showing potash exploration coverage near Allan Division (drillholes, 2D and 3D seismic coverage) is shown in Figure 11. A detailed air photo showing the area around the Allan surface operations is shown in Figure 12.

In most of southern Saskatchewan, potash mineralization is in place wherever Prairie Evaporite Formation salts exist, are flat-lying, and are undisturbed. Since the surface seismic exploration method is an excellent tool for mapping the top and bottom of Prairie Evaporite salts, this has become the main potash exploration tool in any existing Saskatchewan Subsurface (potash) Mineral Lease. Historically, 2D seismic, and now the more accurate 3D seismic methods are used to map continuity and extent of potash beds in flat-lying potash deposits. Seismic data are relied upon to identify collapse structures that must be avoided in the process of mine development since these structures can act as conduits for water. As a result, isolation pillars or mining buffer zones are left around these anomalous features. This practice reduces the overall mining extraction ratio, but the risk of inflow to mine workings are effectively mitigated.

A total of 248 linear kilometres of 2D seismic lines have been acquired at Allan. Between 1988 and 2015, 3D seismic has been acquired over an area covering 363 square kilometres. The most recent seismic survey was conducted in 2015 and accounted for 49.5 square kilometres of the total square kilometres stated above.

Figure 11: Potash exploration at Allan (2D & 3D surface seismic and potash wells).

Figure 12: Air photo showing the PotashCorp Allan Potash Mine surface operations and Tailings Management Area.

A typical seismic section from the Allan area is shown in Figure 13. This is a fence section extracted from the “Allan 2004” 3D survey. A 2x vertical stretch has been applied to these data. The vertical scale is in metres relative to sea level (SL). The seismic section is coloured with rock velocities computed from the seismic data: blues are slow (shales), reds are fast (carbonates), and pinks / whites are intermediate (sand, salt). Note that the reflectors at both top and bottom of the unit marked Prairie Evaporite (salt) are continuous. This indicates an undisturbed, flat-lying salt within which potash is likely to be found based on 49 years of mining experience at Allan. The reflection from an Allan mine panel also shows up.

Figure 14 is a detailed (zoomed-in) view of the data plotted in Figure 13. In this figure, mine elevations from the in-mine level survey are added into the seismic data volume; the seismic data were acquired in 2004 and the room plotted in the figure was cut before seismic acquisition.

Experience has shown that the potash mining zone is continuous when seismic data are undisturbed and flat-lying, as shown in Figure 13. Surface seismic data are generally collected three to five years in advance of mining. Any area recognized as seismically unusual is identified early, and mine plans are adjusted to avoid these regions.

Figure 13: Seismic section from the Allan 2004 3D seismic data volume showing relative rock velocities of fast (red), slow (blue) and in between (white/pink). Vertical exaggeration is 2X. Sea level (SL) is marked in metres and major geological units are labeled.

Figure 14: Detail of seismic section from the Allan 3D seismic data volume (see text for explanation). Actual mine room reflection is marked in yellow. Ground surface is at approximately +500 m above Sea Level

10.0	DRILLING

For the original Allan potash test wells drilled in the 1950s and 1960s, the primary objective of this drilling was to sample the potash horizons to establish basic mining parameters. Seismic surveys (2D) were done sparingly in those days, so the drillhole information was relied upon heavily to evaluate potash deposits. Test wells would penetrate the evaporite section with a hydrocarbon based drilling mud (oil-based or diesel fuel) to protect the potash mineralization from dissolution. Basic geophysical well logs were acquired, and in many cases, drill stem tests were run on the Dawson Bay Formation to help assess mine inflow potential. Core samples from the targeted potash intersections were split or quartered (cut with a masonry saw) crushed and analyzed to establish potash grades.

Relatively thin interbeds or seams, referred to as clay seams in the potash industry, are an ever-present component of the A Zone and B Zone at Allan. Figure 15 shows the basic stratigraphic relationships. These seams, along with the clay or clay-like material disseminated through the rock, make up the water insoluble portion of the mineralized horizons. The same sequences of clay seams can be correlated for many kilometres across the central Saskatchewan potash mining district.

At Allan, a particular sequence of three clay seams marks the top of the A Mining Zone, as illustrated in Figure 16. These seams are referred to as marker seams and are used to guide the vertical positioning of the mining machine. The uppermost portion of the sequence of three seams is maintained at the top of the mining cut to keep the cutting “on grade”. Cutting too high above this upper seam or top marker results in dilution, as halite (rather than sylvinite) immediately overlies the production zone. In practice though, the top marker seam is slightly overcut (up to 10 cm) to prevent an unstable condition from being created. The clay seam is a plane of weakness and if it is undercut, material immediately below it will tend to separate and fall. This condition is unacceptable, so mining openings affected in this way must be secured or worked around, slowing production. Thus, the moderately diluted ore grade that results from the overcutting is accepted. To obtain this most stable back condition, while at the same time maintaining a sufficiently high grade of ore, the A Zone mining interval is fixed at 3.35 m (11’). Similarly, some recently acquired mining machines cut at a fixed height of 3.65 m (12’). These mining heights allow for comfortable working headroom and efficient extraction of potash ore.

It is difficult to determine at which mining height certain Mineral Resources and Reserves will be cut in the future, so the more conservative mining height of 3.35 m (11’) was applied to Mineral Resource and Reserve calculations.

Figure 15: Stratigraphic section of Allan drillhole 5-22A-34-01 W3 showing local nomenclature for potash zones and approximate position of prominent clay seams (modified from Robertson 1978).

Figure 16: Typical stratigraphic section correlated with composite photos covering the A Zone production interval.

The majority of original drill core assays were studied by independent consultant David S. Robertson and Associates (1978) and are found in Table 2. When the Allan Crown Subsurface Mineral Lease was expanded in 2017, four additional test wells became part of the Lease, and therefore part of the Mineral Resource and Reserve area. These are also found in Table 2. In each case, the best 3.35 m (11’) mining interval intersected in each well was determined from the assay values, using clay marker seams as a guide.

The original exploration area was explored with 19 test wells spaced at intervals of 1 – 4 miles (1.6 – 6.4 km). One of the original 19 test wells was omitted from the assay table due to a section of missing core in the ore zone, and another was omitted due to an ore grade of less than 15% K2O. With nearly 50 years of mining experience at Allan, it is the opinion of the authors that areas of low grade (i.e. <15% K2O) are localized with a relatively small lateral extent.

The average of the drillhole assay data gives an estimated mean grade of the ore in place at Allan of 26.64% K2O with 4.96% water insolubles.

B Zone mineralization is indicated by gamma ray geophysical log response in each of the exploration wells listed in Table 2 indicating a potash Mineral Resource. Some test mining of the B Zone has been done. However, sustained production from that zone has not been established. Assay results for the B Zone are not presented here.

Table 2: Potash ore grade measured on historic drill core assays for a 3.35 m (11’) mining height in the Allan A Zone (production zone).

Average in 3.35 m (11’) mining interval (undiluted)
Drillhole	% K2O	% Water Insolubles
12-32-034-02 W3	28.74	5.76
04-29-004-01 W3	25.79	4.74
01-25-034-01 W3	28.05	4.74
16-11-034-02 W3	29.05	3.40
13-11-034-01 W3	28.75	4.54
16-14-034-01 W3	26.78	5.25
09-28-034-01 W3	29.53	5.26
09-27-034-01 W3	30.63	4.52
09-26-034-01 W3	27.71	6.33
09-33-034-01 W3	23.95	5.89
08-34-034-01 W3	26.31	5.76
09-35-034-01 W3	25.89	8.64
05-22A-034-01 W3	26.47	3.19
01-17-034-01 W3	28.63	5.29
14-23-034-03 W3	29.56	4.18
13-11-034-03 W3	21.97	1.74
16-09-035-01 W3	25.04	5.11
05-26-035-01 W3	16.78	-
Average:	26.64	4.96

Due to the remarkably consistent mineralogy and continuity of the resource, as experienced through 49 years of mine production, no potash exploration drilling has been done at Allan since 1969. Instead of exploration drillholes, seismic surveying has been relied upon more and more to explore ahead of mine development. Where normal Prairie Evaporite sequences are mapped in the seismic data, potash beds have unfailingly been present. Localized, relatively small mine anomalies, not mapped in seismic data do occur. When they do, they are dealt with in the normal course of mining and extraction through these anomalous areas is typically minimized. Anomalies associated with possible water inflow problems, which are mapped in the seismic data, are avoided.

11.0	SAMPLING METHOD AND APPROACH

11.1	BASIC APPROACH

Exploration in the Allan area was conducted in the 1950s and 1960s. Sampling and assaying of potash core samples was done using methods considered consistent with standard procedures for potash exploration at these times.

Drillhole sampling methods have remained essentially the same over the years. Potash core samples are acquired as described in earlier sections of this report. Short segments of core usually about 1 foot (0.3 m) in length are labeled based on visible changes in mineralization, and sometimes based on more or less fixed intervals. Each segment of core is then split using some type of rock or masonry saw. The split portion of core is then bagged and labeled and sent to a laboratory for chemical analysis. Historical potash samples remain stored at the Subsurface Geological Laboratory (Regina, Saskatchewan) of the Saskatchewan Ministry of the Economy. Most of these have deteriorated substantially.

An assay plot for Allan well 09-27-034-01 W3 is shown below in Figure 17. Similar data were compiled for all historical potash test wells. The best 3.35 m (11’) mining interval intersected in each well, as discussed in Section 10.0, is determined from the assay values, using clay seams as a guide. Table 3 lists the assay values plotted in Figure 17.

Figure 17: Potash assay plot for Allan well 09-27-034-01 W3 indicating the best 3.35 m (11’) mining interval.

Table 3: Values for potash assay plot in Figure 17.

Allan Well 09-27-03-034-01 W3 Assay Values
#	From (m)	To (m)	Interval (m)	% K2O Total	% Insolubles	% Carnallite
22	1016.36	1016.63	0.27	30.61	1.70	0.00
23	1016.63	1016.72	0.09	4.12	12.29	0.00
24	1016.72	1016.84	0.12	7.51	30.77	0.00
25	1016.84	1017.24	0.40	2.83	1.10	0.69
26	1017.24	1017.76	0.52	7.33	0.68	0.34
3.35 m (11’) Mining Interval Top of Cut 1017.76 m
27	1017.76	1018.18	0.43	22.31	1.99	0.46
28	1018.18	1018.25	0.06	4.40	24.49	2.06
29	1018.25	1018.52	0.27	20.55	0.51	0.11
30	1018.52	1018.73	0.21	23.13	7.12	0.80
31	1018.73	1019.25	0.52	37.25	1.52	0.34
32	1019.25	1019.83	0.58	35.79	3.05	0.69
33	1019.83	1020.29	0.46	32.02	4.76	1.14
34	1020.29	1020.68	0.40	35.06	1.76	0.91
35	1020.68	1020.87	0.18	34.75	0.47	0.57
36	1020.87	1021.11	0.24	30.06	8.15	1.71
3.35 m (11’) Mining Interval Base of Cut 1021.11 m
37	1021.11	1021.23	0.12	14.80	7.79	2.29
38	1021.23	1021.38	0.15	2.46	20.73	1.26
39	1021.38	1021.54	0.15	0.47	28.53	0.80
40	1021.54	1021.72	0.18	2.63	11.99	1.83
3.35 m (11’) Mining Interval Weighted Average				30.63	3.43	0.75

A total of 6,719 in-mine ore grade samples were collected at Allan to the end of October 2017. All in-mine samples were analyzed in the Allan mill laboratory using analysis techniques that were up-to-date for the era in which the sample was collected.

Regarding quality assurance for analytical results of in-mine samples, PotashCorp participates in the Saskatchewan Potash Producers Association (SPPA) Sample Exchange Program to monitor the accuracy of analytical procedures used in its labs. In the early 1970s, the SPPA initiated a round-robin Sample Exchange Program, the purpose of which was to assist the potash laboratories in developing a high level of confidence in analytical results. This program has continued up to the present, and participants include all major Canadian potash mine site labs, the PCS Pilot Plant Lab, and an independent surveyor lab. The Sample Exchange Program provides the participants with three unknown potash samples for analysis four times per year. Results for the unknown sample analysis are correlated by an independent agency that distributes statistical analysis and a summary report to all participants. Completed SPPA samples can be used for control standards as required in QA/QC sections of standard analytical procedures.

The PCS Pilot Plant is secured in the same way as modern office buildings are secured. Authorized personnel have access and visitors are accompanied by staff. No special security measures are taken beyond that. Currently, no external laboratory certification is held by the PCS Pilot Plant. On occasion, product quality check samples are sent to the Saskatchewan Research Council, a fully certified analytical facility.

In the opinion of the authors, the sampling methods are acceptable, are consistent with industry-standard practices, and are adequate for Mineral Resource and Reserve estimation purposes.

11.2	MEAN POTASH MINERAL GRADE FROM IN-MINE SAMPLES

At Allan, in-mine grade samples are taken from the floor approximately once per week per active mining face. This is roughly equivalent to a sample taken every 68 – 74 m in production panels, and a sample taken every 85 – 128 m in development panels. Since start-up in 1968 through to the end of October 2017, a total of 6,719 in-mine potash mineral grade samples have been collected from the Allan A Zone, the main potash horizon at Allan. All samples were analyzed in the Allan mill laboratory using analysis techniques that were up-to-date for the era in which the sample was collected. Figure 18 shows a histogram of A Zone in-mine grade sample results from the Allan mine.

Figure 18: Histogram of potash ore grade from 6,719 Allan in-mine grade samples (data from 1968 through to end of October 2017).

The median ore grade for this family of in-mine samples is 25.5% K2O equivalent and the mean ore grade is 24.8%. This is considered to be a more representative estimate of expected potash ore grade at Allan than drillhole assay results presented in Section 10.0.

For the B Zone at Allan, mineral grade is reported to be 20.4% K2O equivalent, the grade observed from 18,585 in-mine samples at the Lanigan mine where the B Zone has been extensively mined. Even though Allan mine is some distance from Lanigan, this is considered to be the best estimate of expected mineral grade for this potash layer because the deposit is known to be regionally continuous from west of Cory to east of Lanigan (Fuzesy, 1982 and references therein). Although it is possible that once mining proceeds into the B Zone the reported grade could change from what is reported, it is expected that any such change would be minimal.

11.3	POTASH ORE-DENSITY FROM IN-MINE MINERAL-GRADE MEASUREMENTS

An estimate of in-situ rock density is used to calculate potash mineralization volumes in Mineral Resource and Reserve assessments. A common approach is to determine in-place Mineral Resource and Reserve volumes (m3) to a certain degree of confidence, then multiply this number by in-situ bulk-rock density (kg / m3) to give in-place Mineral Resource and Reserve tonnes. However, establishing an accurate bulk-rock density value is not an easy or trivial task. Well-log data from drillholes can be used for this if accurate and calibrated well-logs are acquired during exploration drilling. In practical terms, modern well-logs tend to meet these criteria, but historic well-logs (collected before the 1990s) do not. In Saskatchewan, almost all potash exploration drilling took place in the 1950s and 1960s, well before density logs were accurate and reliable.

Another approach is to look up density values for the minerals which constitute potash rock – values determined in a laboratory to a high degree of accuracy and published in reliable scientific journals / text-books – then apply these densities to the bulk-rock in some way. Given that the density of each pure mineral is quantified and known, the only difficult aspect of this approach is determining what proportion of each mineral makes up the bulk-rock at a particular sample location. This is the methodology that was used to determine an estimate of bulk-rock density for the Allan ore zone. An obvious benefit of this approach is that a mean value computed on the distribution shown in Figure 18 (6,719 sample points) has a much greater confidence interval than a mean value computed from 17 drillhole assays.

The main mineralogical components of the ore zones of Saskatchewan’s Prairie Evaporite Formation are:

–	Halite – NaCl
–	Sylvite – KCl
–	Carnallite – KMgCl3·6(H2O)
–	Insolubles – quartz, anhydrite, dolomite and clay minerals

All PotashCorp Divisions measure and record the in-mine % K2O grade and insoluble content of the mined rock. The magnesium content is not measured at Allan, since carnallite is not a significant component of the ore here. From this set of measurements, the density of the ore can be calculated. The required composition and mineral density information for each mineral component is given below (http://webmineral.com, 2017):

Halite – NaCl

–	Na 39.34%
–	Cl 60.66%
–	Oxide form:
–	Na2O 53.03%
–	Mineral density – 2160 kg / m3

Sylvite – KCl

–	K 52.45%
–	Cl 47.55%
–	Oxide form:
–	K2O 63.18%
–	Mineral density – 1990 kg / m3

Insolubles

–	Component minerals: dolomite, quartz, anhydrite, clinochlore, muscovite, kaolinite, hematite, illite, and orthoclase
–	Average density – 2820 kg / m3

This value for insoluble density is based on known densities of the constituent parts of the insoluble components of the mineralization, and the measured average occurrence of these insoluble components, which was calculated from X-ray Diffraction (XRD) measurements of actual Allan A Zone ore samples. This value is based on a small sample, since XRD analysis of clays is a non-routine analysis procedure. However, assuming the lowest plausible density of insolubles known for Saskatchewan potash deposits of this nature, the effect upon overall bulk-rock ore density and Mineral Resource and Reserve calculations would be negligible.

Computation of bulk-rock density when there is no carnallite present in the ore, as is the case for Allan, is as follows. The mineral composition of potash ore is halite, sylvite, and insolubles. The percent of halite is assumed to be:

% halite = (100% - sylvite % - insolubles %)

The estimated density of the bulk-rock raw ore is then:

RHObulk-rock =	Halite density x halite % +
Sylvite density x sylvite % +
Insolubles density x insolubles %

=	2160 x halite % +
1990 x sylvite % +
2820 x insolubles %

For 6,719 Allan in-mine grab samples:

% K20 mean	24.8
% Magnesium mean	0.0
% Insolubles mean	2.7

Therefore raw-ore composition is:
% Sylvite mean	39.3
% Carnallite mean	0.0
% Halite mean	58.0
% Insolubles mean	2.7

Applying this methodology, and using these mean grade data gives a mean bulk-rock density for Allan potash of:

RHObulk-rock (Allan) =	2111 kg / m3

This method is as accurate as the ore grade measurements and mineral density estimates are.

To date, not enough B Zone mining has been carried out at Allan to permit a bulk density calculation based on Allan in-mine grade samples. The mining of 3.537 million tonnes of the B Zone represents a relatively small amount of material for a potash mine. The historic mining that was conducted in the B Zone at Allan was localized in only one geographic area, so data from this mining is not considered representative of what will be seen once mining proceeds in this layer. Although it is possible that once enough mining has occurred in the B Zone to give enough samples with all constituent minerals measured, the reported proportions of the various mineral constituents could change from what is reported. It is expected that any such change would have only a minimal effect on bulk-rock density used in tonnage calculations.

Instead, we use the potash bulk-rock density calculated using 18,585 in-mine grade samples from Lanigan B Zone:

RHObulk-rock (Allan B Zone) =	RHObulk-rock (Lanigan B Zone) = 2140 kg / m3

This estimate is considered acceptable since both Allan B Zone and Lanigan B Zone are the same potash seam.

12.0	DATA VERIFICATION

12.1	ASSAY DATA

The majority of original drill core assays were studied by independent consultant David S. Robertson and Associates (1978). When the Allan Crown Subsurface Mineral Lease was expanded in 2017, four additional test wells became part of the Lease, and therefore part of the Mineral Resource and Reserve area. The assays for these wells were studied by PotashCorp Technical Services staff, Jodi Derkach (GIS Cert., P. Geo) and Tanner Soroka (P. Geo).

The original assay results for core samples from historical wells were taken as accurate in these studies, as there is no way to reliably re-analyze these samples. Most of the remaining samples in storage have long since deteriorated to the point where they are not usable.

Ore grades of in-mine samples are measured in-house at the Allan mine laboratory by PotashCorp staff using modern, standard chemical analysis tools and procedures; an independent agency does not verify these results. However, check sampling through the SPPA program, discussed in Section 11.1, does occur.

It should be noted that assay results from historical wells match mine sample results closely –within approximately 0.9% – even though sample spacing is obviously much greater in the case of wells. This fact is a validation of the methodology. Based on 49 years of in-mine experience at Allan, we consider these historical assay results to be acceptable and to provide a good basis for estimating ore grade in areas of future mining at Allan. However, the mean mineral grade of 24.8% K2O equivalent determined from 6,719 in-mine grade samples is thought to provide the most accurate measurement of potash grade for the Allan mine.

12.2	EXPLORATION DATA

The purpose of any mineral exploration program is to determine extent, continuity, and grade of mineralization to a certain level of confidence and accuracy. For potash exploration, it is important to minimize the amount of cross-formational drilling, since each drillhole is a potential conduit for subsurface groundwater from nearby water-bearing formations into future mine workings. Every potash test drillhole from surface sterilizes potash mineralization; a safety pillar is required around every surface drillhole once underground mining commences. This is the main reason that exploration drilling has not been carried out at Allan in recent years.

Initial sampling and assaying of cores was done during potash exploration at Allan in the 1950s and 1960s. Methods were consistent with standard procedures for that era. The mine began production in 1968 and, with the exception of a single test well in 1969, no further core drilling has been carried out since then. This approach to potash sampling is in accordance with widely accepted industry practice for areas adjacent and contiguous to an existing operating potash mine.

Assay of physical samples (drillhole cores and/or in-mine samples) is the only way to gain information about mineral grade, but extent and continuity of mineralization are correctly determined using data collected from geophysical surveys correlated with historic drilling information. To date, surface seismic data at Allan have been collected, analyzed, and verified by PotashCorp staff, at times in co-operation with an independent consultant. Ultimate responsibility for final analyses, including depth conversion (seismic depth migration), as well as the accuracy of these data, rests with PotashCorp qualified persons.

Data for the Mineral Resource and Reserve estimates for Allan mine reported in Sections 14.0 and 15.0 were verified by PotashCorp staff as follows:

–	Annual review of potash assay sample information (drillholes and in-mine grade samples),
–	Annual review of surface geophysical exploration results (3D and 2D seismic data),
–	Annual cross-check of mined tonnages reported by minesite technical staff with tonnages estimated from mine survey information, and
–	Annual cross-check of Mineral Resource and Reserve calculations carried out by corporate technical staff.

This approach to data verification of potash mineral grade and surface seismic information is in accordance with generally accepted industry practice for areas adjacent and contiguous to an existing operating potash mine.

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

At Allan, potash ore has been mined and concentrated using flotation and crystallization methods to produce saleable quantities of high-grade finished potash products since 1968. Over the 49-year mine life, 143.692 million tonnes of potash ore have been mined and hoisted at to produce 50.539 million tonnes of finished potash product (from startup in 1968 to December 31, 2017). Given this level of sustained production over 49 years, basic mineralogical processing and prospective metallurgical testing of Allan potash is not relevant.

See also Section 17.0.

14.0	MINERAL RESOURCE ESTIMATES

14.1	DEFINITIONS OF MINERAL RESOURCE

The Canadian Institute of Mining and Metallurgy and Petroleum (CIM) has defined Mineral Resource in The CIM Definition Standards for Mineral Resources and Reserves (2014) as:

1)

Inferred Mineral Resource: that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

2)

Indicated Mineral Resource: that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade quality continuity between points of observation.

3)

Measured Mineral Resource: that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

CIM defines Modifying Factors as “considerations used to convert Mineral Resources into Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.”

In south-central Saskatchewan, where geological correlations are straightforward, and within a (potash) Subsurface Mineral Lease with an operating potash mine, Mineral Resource categories are generally characterized by the Company as follows:

1)

Inferred Mineral Resource: areas of limited exploration, such as areas that have been investigated through regional geological studies, or areas with 2D regional surface seismic coverage, little or no drilling, and at some distance from underground workings, and within Crown Subsurface Mineral Lease KL 112R A.

2)

Indicated Mineral Resource: areas of sparse exploration, such as areas with 3D surface seismic coverage, little or no drilling, and at some distance from underground workings, and within Crown Subsurface Mineral Lease KL 112R A.

3)	Measured Mineral Resource: areas of detailed, physical exploration through actual drilling or mine sampling, near existing underground workings, and within Crown Subsurface Mineral Lease KL 112R A.

The mine began production in 1968 and, with the exception of a single test well in 1969, no further core drilling has been carried out since then. Instead, exploration involved collecting surface seismic data, which became better in quality over the years. Exploration drilling has demonstrated the presence of the potash horizon, and seismic coverage shows the continuity of the Prairie Evaporite Formation within which the potash horizon occurs.

Along with this approach, analysis of in-mine samples for potash grade has provided us with an observation-based understanding of the potash mineralized zone at Allan that is far superior to the level of understanding provided by any surface drilling based exploration program. We feel that our approach provides a body of information that guides and constrains our exploration inferences in a much better way than could be achieved from any conventional exploration investigation in areas immediately surrounding, and contiguous to, the Allan potash mine.

14.2	ALLAN DIVISION POTASH RESOURCE CALCULATIONS

Exploration information used to calculate reported Mineral Resource tonnages at Allan consist of both physical sampling (drillhole and in-mine) and surface seismic (2D and 3D) as discussed in earlier sections. Based on the definitions and guidelines in Section 14.1, all mineral rights leased or owned by PotashCorp, and within Crown Subsurface Mineral Lease KL 112R A, are assigned to one of the three Mineral Resource categories.

Mineral Resources are reported as mineralization in-place and are exclusive of Mineral Reserves. In-place tonnes were calculated for each of the Mineral Resource categories using the following parameters:

Mining Height:	3.353 metres (11 feet)
Ore Density:	2.111 tonnes /cubic metre (A Zone)
Ore Density:	2.140 tonnes / cubic metre (B Zone)

The Mineral Resources for Allan Division, as of December 31, 2017 are as follows:

Allan A Zone:

Inferred Resource	2,686	millions of tonnes
Indicated Resource	423	millions of tonnes
Measured Resource	967	millions of tonnes
Total A Zone Resource	4,076	millions of tonnes

Allan B Zone:

Inferred Resource	2,723	millions of tonnes
Indicated Resource	429	millions of tonnes
Measured Resource	1,459	millions of tonnes
Total B Zone Resource	4,611	millions of tonnes
Total for Allan (A Zone + B Zone):

Inferred Resource	5,409	millions of tonnes
Indicated Resource	852	millions of tonnes
Measured Resource	2,426	millions of tonnes
Total A Zone + B Zone Resource	8,687	millions of tonnes

Allan Mineral Resources are plotted in Figure 19.

The average mineral grade of the Allan A Zone Mineral Resource is 24.8% K20 equivalent, and was determined from 6,719 in-mine samples at Allan. The average mineral grade of the Allan B Zone Mineral Resource is 20.4% K20 equivalent, and was determined from 18,585 in-mine samples at Lanigan mine where the B Zone has been extensively mined. See Section 11.2 for more detail.

The tonnage reported in the Allan A Zone Measured Resource is comprised of the potash that is left in pillars in mined-out areas of the Allan mine. In a potash mine, it is common practice to consider mining remnant pillar mineralization using solution methods after conventional mining is complete, or after a mine is lost to flooding. The Patience Lake mine was successfully converted from a conventional mine to a solution mine after being lost to flooding in 1989. Since conversion to a solution mine is not anticipated in the near future at Allan, in-place pillar mineralization remains as a Mineral Resource rather than a Mineral Reserve at this time.

Figure 19: Map showing Allan Mineral Resource with mine workings to December 2017.

15.0	MINERAL RESERVE ESTIMATES

15.1	DEFINITIONS OF MINERAL RESERVE

The Canadian Institute of Mining and Metallurgy and Petroleum (CIM) has defined Mineral Reserve in The CIM Definition Standards for Mineral Resources and Reserves (2014) as:

1)

Probable Mineral Reserve: the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

2)	Proven Mineral Reserve: the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

CIM defines Modifying Factors as “considerations used to convert Mineral Resources into Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.”

For Saskatchewan, in regions adjacent and contiguous to an operating potash mine, Mineral Reserve categories are characterized by the Company as follows:

1)

Probable Mineral Reserve: identified recoverable potash mineralization classified as a Measured Resource, within a one mile (1.6 km) radius of a sampled mine entry or exploration drillhole, and within Crown Subsurface Mineral Lease KL 112R A.

2)

Proven Mineral Reserve: identified recoverable potash mineralization classified as a Measured Resource, delineated on at least two sides by sampled mined entries or exploration drillholes to a maximum of two miles (3.2 km) apart, and within Crown Subsurface Mineral Lease KL 112R A.

Along with this approach, analysis of in-mine samples for potash grade has provided us with an observation-based understanding of the potash mineralized zone at Allan that is far superior to the level of understanding provided by any surface drilling based exploration program. An understanding of the amount of ore that can be conventionally mined from the Measured Resource category using current mining practices comes from nearly 50 years of potash mining experience at Allan.

15.2	ALLAN DIVISION POTASH RESERVE CALCULATIONS

Using the definitions outlined in Section 15.1, part of the Allan A Zone Measured Resource has been converted to Mineral Reserve. The assigned Mineral Reserve category is dependent on proximity to sampled mined entries or exploration drillholes also described in Section 15.1. An overall extraction rate for the Allan mine has been applied to the area outlined as Measured Resource in Figure 19. This extraction rate is significantly lower than the local extraction rate described in Section 16.1, as it takes into account areas which cannot be mined due to unfavorable geology.

The overall extraction rate at the Allan mine is 33%. It was derived by dividing the total tonnes mined to date by the tonnage equivalent of the total area of the mine workings (i.e. the perimeter around the mine workings). Since an extraction rate has been applied, Mineral Reserves are considered recoverable ore, and are reported as such.

The Mineral Reserves for Allan Division as of December 31, 2017 are as follows:

Allan A Zone:

Probable Reserve	257	millions of tonnes
Proven Reserve	79	millions of tonnes
Total A Zone Reserve =	336	millions of tonnes

Allan B Zone:
Probable Reserve	nil
Proven Reserve	nil
Total B Zone Reserve =	nil

Total for Allan (A Zone + B Zone):
Probable Reserve	257	millions of tonnes
Proven Reserve	79	millions of tonnes
Total A Zone and B Zone Reserve =	336	millions of tonnes

Allan Mineral Reserves are plotted in Figure 20.

The average mineral grade of the Allan A Zone Mineral Reserve is 24.8% K20 equivalent, and was determined from 6,719 in-mine samples at Allan.

Figure 20: Map showing Allan Mineral Reserve with mine workings to December 2017.

16.0	MINING METHOD

16.1	MINING OPERATIONS

All conventional potash mines in Saskatchewan operate at 900 m to 1200 m below surface within 9 m to 30 m of the top of the Prairie Evaporite Formation. The Allan mining horizon is at approximately 990 m – 1030 m below surface. Over the scale of any typical Saskatchewan potash mine (i.e. approximately 40,000 hectares / 100,000 acres), potash beds are tabular and regionally flat-lying, with only moderate local variations in dip. At Allan, potash ore is mined using conventional mining methods, whereby:

–	Shafts are sunk to the potash ore body;
–	Continuous mining machines cut out the ore, which is hoisted to surface through the shafts;
–	Raw-potash is processed and concentrated in a mill on surface; and
–	Concentrated finished potash products (near-pure KCl) are sold and shipped to markets in North America and offshore.

Sinking of the two original shafts (Shaft #1 and Shaft #2) from surface to the potash zone was completed in early 1968, and the first potash ore was hoisted by in April of that year. The Allan mine has run on a continuous basis since the first ore was hoisted in 1968, other than short-term shutdowns taken for inventory management purposes or occasional plant maintenance and construction work.

In recent years, the Allan mine underwent a major expansion which brought the nameplate capacity up to 4.0 million tonnes of finished potash products per year. The current operational capability of the Allan facility is 2.6 million tonnes per year.

Virtually all Allan underground mining rooms are in one potash mineralized zone, the upper layer (or A Zone) of the Patience Lake Member of the Prairie Evaporite Formation (the host evaporite salt). In contrast, some PotashCorp potash mines further east in Saskatchewan mine in a different potash layer, the Esterhazy Member of the Prairie Evaporite Formation. Saskatchewan potash geology is illustrated in Figure 21. At Allan, depth to the top of the main mineralized zone varies between 990 m and 1030 m, averaging approximately 1000 m over most of the mining and exploration area. Mine workings are protected from aquifers in overlying formations by approximately 12 – 14 m of overlying salt and potash beds, along with salt plugged porosity in the Dawson Bay Formation, a carbonate layer lying immediately above potash hosting salt beds.

The Allan mine is a conventional underground mining operation whereby continuous mining machines are used to excavate the potash ore by the stress-relief mining method. Continuous conveyor belts transport ore from the mining face to the bottom of the production shaft. Mining methods employed in Saskatchewan are discussed in Jones and Prugger (1982) and in Gebhardt (1993). The highest mineral grade section of the Allan potash seam is approximately

3.35 m (11’) thick, with gradations to lower grade salts immediately above and below the mining horizon. The actual mining thickness at Allan is dictated by the height of continuous boring machines used to cut the ore. Seven older borers are designed to cut at a thickness of 3.35 m (11’) and four new borers are designed to cut 3.65 m (12’). Borers always cut to a clay seam that is slightly above the highest mineral grade zone in order to create a safe and stable mine roof.

Figure 21: Typical stratigraphic section correlated with composite photos covering both the Patience Lake Member and the Esterhazy Member potash production intervals. At Allan, mining takes place in the Upper Patience Lake Member (A Zone).

Conservative local extraction rates (never exceeding 45% in any mining block) are employed at all Saskatchewan mines, including Allan, in order to minimize potential detrimental effects of mining on overlying strata; this is common practice in flat-lying, tabular ore bodies overlain by water-bearing layers.

From the shaft-bottom, potash ore is hoisted approximately 1000 m from the potash level through the vertical shafts to a surface mill. The production shaft also provides exhaust ventilation from underground workings. The Service Shaft from surface is used for service access, fresh-air ventilation and second egress.

Over the 49-year mine life, 143.692 million tonnes of potash ore have been mined and hoisted at Allan to produce 50.539 million tonnes of finished potash products (from startup in 1968 to December 31, 2017). The life-of-mine average concentration ratio (raw-ore / MOP-product) is 2.84 and the overall extraction rate over this time period is 33%.

Actual potash production tonnages for the Allan mine, along with concentration ratios (tonnes-mined / tonnes-product), are plotted for the past decade in Figure 22.

Figure 22: Actual mining, production and concentration ratio for the Allan mine over the past 10 years.

16.2	RISKS TO POTASH MINING OPERATIONS, WITH EMPHASIS ON WATER INFLOWS

The mining of potash is a capital-intensive business, subject to the normal risks and capital expenditure requirements associated with mining operations. The production and processing of ore may be subject to delays and costs resulting from mechanical failures and such hazards as unusual or unexpected geological conditions, subsidence, water inflows of varying degree, and other situations associated with any potash mining operation.

Potash beds in all regions of Saskatchewan are overlain by a number of water-bearing formations, and there are water zones underlying the potash beds as well. A water inflow into mine workings is generally significant in a potash mine since salt dissolves in water; an inflow can lead to anything from increased costs at best to closure of the mine at worst (e.g. see Prugger and Prugger, 1991).

When sinking of the Allan Shaft #1 was near the bottom of the Blairmore Formation at approximately 570 m depth, a breach developed in the ice wall and the shaft was flooded (Prugger and Prugger, 1991). A concrete plug was installed in the shaft-bottom (underwater), and two additional freeze holes were drilled to seal the area of the breach and allow recovery of the shaft. The shaft was completed in 1968. In the mid-1990s the concrete shaft liner in an area of the Allan production shaft had deteriorated to the point where it required replacement. The concrete in the 671 m – 750m (2203’ – 2463’) level was replaced with iron tubbing segments in 1999, successfully repairing the shaft through this area. Further shaft repairs were made just below this zone in 2017. At present, inflow into the existing shafts is estimated at 25 litres / minute (6 US gallons / minute) for the Service Shaft and 145 litres / minute (38 US gallons / minute) for the Production Shaft.

In 1996, a connate potash seam brine was encountered in an area that had recently been mined – this was the first inflow into underground workings at Allan. This inflow, initially estimated at approximately 20 litres / minute, did not require active intervention, and the flow eventually diminished to virtually nil. There have been a few similar occurrences of brine in underground workings at Allan – all of these have been minor occurrences that were addressed without any impact to mine operations. There has not been any significant water ingress into underground workings at Allan since production began in 1968. At present, brine ingress into underground mine workings at Allan is effectively nil (not measurable).

17.0	RECOVERY METHODS

At Allan, potash ore has been mined and concentrated to produce saleable quantities of high grade finished potash products since 1968. Products include granular, standard, and industrial grade potash used for agricultural applications and industrial purposes.

Both flotation methods and crystallization methods are used to concentrate potash ore into finished potash products at the Allan mill. A simplified process flow diagram is shown in Figure 23. Raw potash ore is processed on surface, and concentrated finished potash products (near-

pure KCl) are sold and shipped to markets in North America and offshore.

Figure 23: Simplified flow diagram for potash flotation and crystallization milling methods used at Allan.

Over the past three years, production of finished potash products at Allan was:

2015: 2.378 million tonnes finished potash products at 61.28% K2O (average grade)

2016: 2.380 million tonnes finished potash products at 61.16% K2O (average grade)

2017: 1.832 million tonnes finished potash products at 61.39% K2O (average grade)

Over the past decade actual mill recovery rates have been between 81.5% and 86.8%, averaging 84.3% (see Figure 24). Given the long-term experience with potash geology and actual mill recovery at Allan, no fundamental potash milling problems are anticipated in the foreseeable future.

Quality control testing and monitoring geared towards fine-tuning and optimizing potash milling and concentrating processes are conducted on a continual basis at all PotashCorp minesites and at PotashCorp research facilities. At Allan, this is no exception; test work to optimize circuit performance and ensure product quality is carried out on an ongoing basis.

Figure 24: Allan mill recovery rate over the past 10 years.

18.0	PROJECT INFRASTRUCTURE

Infrastructure is in place to meet current and projected requirements for transportation, energy (electricity and natural gas), water and process materials at Allan. See also Section 5.0.

The Allan mine is served by a number of villages within 50 kilometres of the minesite. The nearest city is Saskatoon (approximately 45 km distant).

The Allan mine surface facilities are accessed by existing paved roads and highways that are part of the Saskatchewan Provincial Highway System. All potash product is shipped by rail over existing track.

At present, high-voltage power capacity at the Allan Division is 32 MVA. The ten-year projection of power utilization indicates that the utility can meet all foreseeable future demand.

The Allan operation requires a sustained fresh water supply for the milling process which is provided from a local reservoir called the Bradwell Reservoir operated by SaskWater (approximately 6 km distant). This water supply provides a sustainable source of process water for Allan milling operations without having any impact on other users of water in the area.

19.0	MARKET STUDIES AND CONTRACTS

Potash from PotashCorp mines (including Allan) has been sold on a continuous basis since mining began in 1968. At present, PotashCorp products are sold in more than 50 countries, to three types of end-use:

1.	Fertilizer, focused on balanced plant nutrition (nitrogen, phosphate, potash)

2.	Feed Supplements, focused on animal nutrition (mainly phosphate)

3.	Industrial, focused on products for high-grade food, technical and other applications (nitrogen, phosphate, as phosphoric acid, potash)

PotashCorp owns and operates five potash mines in Saskatchewan and owns one potash mine in New Brunswick, Canada. Our potash mine in New Brunswick is currently in care-and-maintenance mode. Over the past three years for which data are available (2014, 2015 and 2016) PotashCorp had potash sales of 26.760 million tonnes. Historical potash sales data for the past 10 years are plotted in Figures 25 and 26.

Potash is mainly used for fertilizer, which typically makes up approximately 90 percent of the company’s annual potash sales volumes. By helping plants develop strong root systems and retain water, it enhances yields and promotes greater resistance to disease and insects. Because it improves the taste and nutritional value of food, potash is often called the “quality nutrient.” Industrial applications of potash include use in soaps, water softeners, de-icers, drilling muds and food products.

Potash fertilizer is sold primarily as solid granular and standard products. Granular product has a larger and more uniformly shaped particle than standard product and can be easily blended with solid nitrogen and phosphate fertilizers. It is typically used in more advanced agricultural markets such as the US and Brazil.

Major potash-consuming countries in Asia and Latin America have little or no indigenous production capability and rely primarily on imports to meet their needs. This is an important difference between potash and the other major crop nutrient businesses. Trade typically accounts for approximately three-quarters of demand for potash, which ensures a globally diversified marketplace.

The most significant exporters are producers with mines in the large producing regions of Canada, the Middle East and the former Soviet Union, which all have relatively small domestic requirements.

World consumption of potash fertilizer has grown over the last decade, with the primary growth regions being developing markets in Asia and Latin America. These are countries with expanding crop production requirements, where potash has historically been under-applied and crop yields lag behind those of the developed world. Although temporary pauses can occur in certain countries, the underlying fundamentals of food demand that encourage increased potash application are expected to continue the growth trends in key importing countries.

Figure 25: PotashCorp potash sales, 2007 to 2016 in million tonnes / year (from PotashCorp Online Financial Reports).

Figure 26: PotashCorp potash net sales, 2007 to 2016 in million US$ / year (from PotashCorp Online Financial Reports).

Figure 27: World potash production and demand for 2016 (from PotashCorp Online Reports).

Potash is used on many agricultural commodities. Wheat, rice, corn, oilseed, and sugar crops consume over half of the potash used worldwide. Fruits and vegetables are also important users of potash fertilizers, accounting for about 19 percent of the total consumption. The remainder goes to other consumer and industrial crops such as oil palm, rubber, cotton, coffee, and cocoa. This diversity means that global potash demand is not tied to the market fundamentals for any single crop or growing region.

Table 4: Primary Potash Market Profile

Country/Region	Growth Rate*	Key Consuming Crops
China	4.1%	Vegetables, rice, fruits, corn
India	0.1%	Rice, wheat, vegetables, sugar crops
Other Asia	4.6%	Oil palm, rice, sugar crops, fruits, vegetables
Latin America	4.2%	Soybeans, sugar crops, corn
North America	0.2%	Corn, soybeans

  *10-year CAGR for consumption (2006-2016E)

Historically, the major consuming regions of Brazil, China, India and other Asian countries have accounted for approximately two-thirds of total potash consumption. We believe that potash-

deficient soils in these major offshore markets provide the opportunity for significant long-term growth in consumption.

Potash shipments have fallen below the long-term trend line since the global economic downturn in 2009 as distributors and farmers acted with more caution and aversion to holding inventories, in addition to the decline in India’s demand due to changes in potash subsidies. However, potash markets have rebounded and remained relatively steady in last three years supported by strong customer engagement and positive potash sector fundamentals. We believe supportive agriculture fundamentals and the need to address declining soil fertility levels will enable strong demand growth in the years ahead.

Figure 28: World potash shipments and consumption, 2004 to 2016 (from PotashCorp Online Reports).

Canpotex Limited (Canpotex), the offshore marketing company owned by three Saskatchewan potash producers, handles all sales, marketing and distribution of potash produced by the three member companies to customers outside of the US and Canada (including the potash produced at Allan).

In North America, PotashCorp sells potash to retailers, cooperatives and distributors, who provide storage and application services to farmers, the end-users. Typically, our North American potash sales are larger in the first half of the year. The primary customers for potash fertilizer products for our Allan operation are retailers, dealers, cooperatives, distributors and other fertilizer producers who have both distribution and application capabilities.

PotashCorp’s market research group provides management with market information on a regular basis including global agriculture and fertilizer markets, demand and supply in fertilizer markets and general economic conditions that may impact fertilizer sales. These may include specific market studies and analyses on different topics as may be required. This information is reviewed on a regular basis and the author of this report takes this information into account in understanding the markets and the assumptions within this report.

Plans and arrangements for potash mining, mineral processing, product transportation, and product sales are established by PotashCorp and are within industry norms.

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

The tailings management strategy at all PotashCorp potash mines in Saskatchewan, including Allan, is one of sequestering solid mine tailings in an engineered and provincially licenced Tailings Management Area (TMA) near the surface plant site. The Allan TMA currently covers an area of approximately 600 hectares (1,483 acres) of land owned by PotashCorp. Solid potash mine tailings typically consist of 85 – 95% rock salt (NaCl) and 5 – 15% insolubles (carbonate mud = CaCO3, anhydrite mud = CaSO4, and clays like chlorite, illite, and so on). An engineered groundwater cut-off wall has been constructed around just under half of the Allan TMA. Work is ongoing to complete this wall around most of the TMA in future years. A groundwater cut-off wall provides secondary containment for any saline mine waters, minimizing brine impacts from the TMA to surrounding surface water bodies and near-surface aquifers. Areas surrounding the TMA are closely monitored: this includes everything from daily visual perimeter inspections to annual investigations and inspections of surrounding subsurface aquifers.

Allan currently operates two brine disposal wells near the surface plant of the Allan mine (marked in Figure 6) where clear salt brine (i.e. no silt, clay slimes, or other waste) is borehole-injected into the Winnipeg / Deadwood Formations, deep subsurface aquifers approximately 1500 – 1700 m below the surface (marked in Figure 13). The groundwater in these extensive deep aquifers is naturally saline.

Emissions to air (mostly potash dust) are kept below regulatory limits through various modern air pollution abatement systems (e.g. dust collection systems built into mill processes). This same procedure is followed at all PotashCorp mines in Saskatchewan.

The Allan operation requires a sustained fresh water supply for the milling process which is provided by a waterline from the Bradwell Reservoir (approximately 6 km distant). This water supply provides a sustainable source of process water for Allan milling operations without having any impact on other users of water in the area.

In Saskatchewan, all potash tailings management activities are carried out under an “Approval to Operate” granted by the Saskatchewan Ministry of Environment (MOE), the provincial regulator. The Allan mine is in compliance with all regulations stipulated by the Environmental Protection Branch of Saskatchewan MOE. The current Allan Approval to Operate has been granted to June 30, 2018, the renewal date. Recent expansion of the Allan TMA required an Environmental Impact Assessment (EIA) and approval of the Minister of Environment. The EIA for PotashCorp’s Allan TMA expansion was completed, and Ministerial Approval was granted in June 2009.

Regarding long-term decommissioning, environmental regulations of the Province of Saskatchewan require that all operating potash mines in Saskatchewan create a Long-term Decommissioning and Reclamation Plan that will result in no impact to soil or vegetation outside the TMA, and removal of all surface facilities within the TMA once mine operations are complete. PotashCorp has conducted numerous studies of this topic, and the most recent decommissioning and reclamation plan for Allan was submitted to Environmental Protection, Saskatchewan Environment technical staff in June 2016 and approved in October 2016. Because the current expected mine life for Allan is many decades into the future, it is not meaningful to come up with detailed engineering designs for decommissioning at present. Instead, decommissioning plans are reviewed every five years, and updated to accommodate new ideas, technological change, incorporation of new data, and adjustments of production forecasts and cost estimates. Any updated decommissioning and reclamation reports generated by this process are submitted to provincial regulatory agencies. For Allan, the next decommissioning and reclamation plan is required for July 1, 2021.

In addition to the Long-term Decommissioning Plan, Provincial Regulations require that every potash producing company in Saskatchewan set up an Environmental Financial Assurance Fund, which is to be held in trust for the decommissioning, restoration, and rehabilitation of the plant site after mining is complete. The Saskatchewan Minister of Environment approved an increase of the previously established CDN$3 million trust fund to CDN$25 million to be funded by the Company in equal annual payments from 2014 through 2021. As of October 31, 2017, the total balance in PotashCorp’s Environmental Financial Assurance Fund was CDN$14.6 million. This fund is for all mines operated by PotashCorp in the province of Saskatchewan (i.e. Cory, Patience Lake, Allan, Lanigan and Rocanville).

21.0	CAPITAL AND OPERATING COSTS

The Allan mine has been in operation since 1968; in the years immediately preceding this, major capital investment was made to bring this mine into production. Since then, capital expenditures were made on a regular and ongoing basis to sustain production, and to expand production from time to time.

A major refurbishment and expansion of the Allan mine was completed in 2013, increasing nameplate capacity to 4.0 million tonnes of finished potash products per year. This work involved enhancement of hoists and shaft conveyances, major expansions of both mine and mill, improvements to loadout facilities, and some infrastructure improvements. All construction was carried out without significant disruption to existing potash production from the site.

22.0	ECONOMIC ANALYSIS

22.1	FUNDAMENTALS

The Company conducts ongoing and detailed economic analyses on each of its operations and on all aspects of its business. While PotashCorp considers its operating costs and results on a per mine basis to be competitively sensitive and confidential information, we are confident that the economic analysis conducted routinely for each of our operating potash mines is complete, reasonable, and meets industry standards.

On a cash flow basis, our potash segment generated USD $6,198 million in net sales over the past three years for which data are available (2014, 2015 and 2016) based on sales volume of 26.763 million tonnes of finished potash products. The annual average realized potash price for manufactured products (includes North American and offshore sales) over the 10-year period for which data are publicly available (2007 – 2016) is plotted in Figure 29.

Over the past three years (2015, 2016 and 2017) the Allan mine produced 6.590 million tonnes of finished potash products. In the three years for which data are available for all sites (2014, 2015 and 2016), the Allan mine accounted for 14.9% of total potash production at PotashCorp over this time period. Allan is currently making a positive contribution to the Company’s potash segment.

Given our previous history (including 49 years of mining at the Allan operation), recent market conditions, and our extensive reserve base, the economic analysis for Allan has met

PotashCorp’s internal hurdle rates.

Figure 29: Historic annual average realized potash price in US$ / tonne (from PotashCorp Online Reports).

22.2	TAXES

Royalties are paid to the Province of Saskatchewan, which holds approximately half of the mineral rights in the Allan Crown Subsurface Mineral Lease. Royalties from non-Crown lands are paid to various free-holders of mineral rights in Saskatchewan. The crown royalty rate is 3% and is governed by The Subsurface Mineral Royalty Regulations, 2017. The actual amount paid is dependent on selling price and production tonnes.

Municipal taxes are paid based on site property values.

Saskatchewan potash production is taxed at the provincial level under The Mineral Taxation Act, 1983. This tax, governed by The Potash Production Tax Regulations, consists of a base payment and a profit tax, collectively known as the potash production tax. As a resource corporation in the Province of Saskatchewan, PotashCorp is also subject to a resource surcharge that is a percentage of the value of its resource sales (as defined in The Corporation Capital Tax Act of Saskatchewan).

In addition to this, PotashCorp pays federal and provincial income taxes based on corporate profits from all its operations in Canada.

23.0	ADJACENT PROPERTIES

The PotashCorp Allan Potash Lease KL 112R A is adjacent to the following potash dispositions (Figure 30).

Producing Subsurface Mineral Leases:

–	PotashCorp Potash Lease KL 109R (Patience Lake)
–	Mosaic Potash Colonsay KL 108 (Colonsay)

Non-producing Potash Exploration Permits and Subsurface Mineral Leases:

–	BHP Billiton Canada Inc.
–	Canada Potash Corp.
–	Canada Wanbei Hengjai Potash Co. Ltd.
–	M & J Potash Corporation
–	Sanya Resource Corporation
–	Taiji Resources Ltd.

For up-to-date information on Crown Potash Leases and Exploration Permits, see the Geological Atlas of Saskatchewan (2017), which is available online at the Government of Saskatchewan website.

Mosaic Potash Colonsay (Mosaic) operates a mine with extensive underground workings within Crown Subsurface Mineral Lease KL 108, which are immediately adjacent to Allan Lease KL 112R A. PotashCorp and Mosaic each have a safety buffer between the two companies’ lease areas, where it is agreed that no mining will occur. This buffer ensures that mine workings in one company’s lease area will not impact workings of the other company.

Figure 30: Potash properties adjacent to PotashCorp Allan.

24.0	OTHER RELEVANT DATA AND INFORMATION

Not applicable.

25.0	INTERPRETATION AND CONCLUSIONS

PotashCorp has a long history of successful potash mining at Allan, where potash has been produced for the past 49 years. We believe that the experience gained mining and milling potash for this length of time has produced a reliable body of information about potash mineralization, mining and milling at Allan.

In a Saskatchewan potash mine that has been producing for many decades, reduction of mine life through increased production is counter-balanced by development mining into new mineral land parcels. This increases mine life through increasing the potash Mineral Reserve.

For Allan, mine life can be estimated by dividing the total Mineral Reserve (Proven + Probable) of 336 million tonnes by the average annual mining rate (million tonnes of ore hoisted per year). For Allan, the mining rate is defined as equal to the actual three-year running average (consecutive, most recent years). The average mining rate at Allan over 2015, 2016 and 2017 was 6.267 million tonnes of potash ore mined and hoisted per year.

If this mining rate is sustained and if Mineral Reserves remain unchanged, then the Allan mine life would be 54 years.

This estimate of mine life is likely to change as mining advances further into new mining blocks, and / or if mining rates change.

26.0	RECOMMENDATIONS

Not applicable for a potash mine that has been in operation since 1968.

27.0	REFERENCES

Companion Policy 43-101CP to National Instrument 43-101 Standards of Disclosure for Mineral Projects (2011). Retrieve this and related documents from many websites (e.g. CIM: http://web.cim.org/standards/documents/Block484_Doc111.pdf).

The CIM Definition Standards for Mineral Resources and Reserves (2014).    Retrieve this and related documents from many websites (e.g. Committee for Mineral Reserves International Reporting Standards, http://www.crirsco.com/national.asp).

Fuzesy, Anne (1982). Potash in Saskatchewan (44p). Saskatchewan Industry and Resources Report 181.

Gebhardt, E. (1993). Mine planning and design integration, CIM Bulletin, May 1993, pp. 41 – 49.

Government of Saskatchewan. Geological Atlas of Saskatchewan. Available online at http://www.economy.gov.sk.ca/geological_atlas.

Government of Saskatchewan. The Corporation Capital Tax Act of Saskatchewan. Available online at http://www.qp.gov.sk.ca/documents/English/Statutes/Statutes/c38-1.pdf.

Government of Saskatchewan. The Mineral Taxation Act, 1983. Available online at http://www.qp.gov.sk.ca/documents/English/Statutes/Statutes/M17-1.pdf.

Government of Saskatchewan. The Subsurface Mineral Royalty Regulations, 2017. Available online at http://publications.gov.sk.ca/details.cfm?p=88223&cl=8.

Government of Saskatchewan. The Subsurface Mineral Tenure Regulations, 2015. Available online at http://www.publications.gov.sk.ca/details.cfm?p=72797.

Jones, P. R. and F. F. Prugger (1982). Underground mining in Saskatchewan potash. Mining Engineering, 34, pp. 1677 – 1683.

McEachern, R. (2008) – Senior Director, Innovation & Technology – Potash. Personal communication on density of insoluble minerals which occur in Saskatchewan potash rocks.

PotashCorp Online Financial Review Annual Report (2016)

http://www.PotashCorp.com/investors/financial_reporting/annual/.

PotashCorp Online Summary Annual Report (2016)

http://www.PotashCorp.com/investors/financial_reporting/securities_filings/.

Prugger, F. F. and A. F. Prugger (1991). Water problems in Saskatchewan potash mining – what can be learned from them? Bulletin of the Canadian Institute of Mining and Metallurgy (CIM Bulletin), Vol. 84, No. 945, pp. 58 – 66.

Robertson, David S. and Associates (1978). Summary Report on Evaluation of Potash Assets for Potash Corporation of Saskatchewan. Unpublished consultant’s report to Potash Corporation of Saskatchewan Inc.

WebMineral Mineralogy, Mineral Data and Mineral Properties Database (2017). http://webmineral.com

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